Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

Max O. Valdes
Senior Vice President, Chief Accounting Officer
The First American Corporation
1 First American Way
Santa Ana, CA 92707-5913

Re: **The First American Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed March 2, 2009
    Form 10-Q for the Quarterly Period Ended March 31, 2009
    Filed May 4, 2009
    File Number: 001-13585

Dear Mr. Valdes:

    We have reviewed your October 23, 2009 response to our October 5, 2009 verbal comment and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1. Description of the Company
Significant Accounting Policies
Investments, page 62

1.   In order for us to better understand why the minority partner has substantive participating rights, please address the following:
    a. Describe for us the governance structure under the joint venture agreement including each of the powers granted to each level of authority (e.g. board of directors, officers, management committee etc.) and how, under the agreement, each level of authority is elected/appointed;
    b. To the extent you have control of who is elected/appointed for a level of authority, tell us why you believe that minority partner has substantive participating rights;

    c. Tell us how the income of the joint venture is allocated to each joint venture partner and whether you believe it is consistent with each partner's rights/level of authority under the joint venture agreement; and

    d. Tell us why you believe that each significant item for which you state that unanimous approval is required are not protective rights under EITF 96-16.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant